Filed by ARRIS Group, Inc.
Commission File No. 0-31254
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: C-COR Incorporated
Commission File No. 0-10726
P R E L I M I N A R Y    T R A N S C R I P T
Thomson StreetEventsSM
ARRS — ARRIS Group, Inc. Conference Call to Discuss Acquisition of C-COR in Cash and Stock Transaction
Event Date/Time: Sep. 24. 2007 / 8:30AM ET

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P R E L I M I N A R Y      T R A N S C R I P T
C O N F E R E N C E  C A L L  P A R T I C I P A N T S
>>Jim Bauer
>>Bob Stanzione
>>Dave Woodle
>>Dave Potts
Dave Potts
Bob Stanzione
Jim Bauer
Ehud Gelblum
Jason Ader
Glen Anderson
Brian Coyne
>>Eric Buck
Nikos Theodopolous
Nikos Theodosopoulos
Alan Davis
Anton Wahlman
Larry Margolis
Simon Leopold
Greg Mesniaeff
Ray Archibold
John Anthony
Bryan Long
Andy Baker
P R E S E N T A T I O N
Operator
Good day, ladies and gentlemen, and welcome to the ARRIS-C-COR acquisition conference call. At this time all participants are in listen-only mode. We will conduct a question-and-answer session toward the end of this conference. [Operator Instructions] As a reminder, this conference is being recorded for replay purposes. I would now like to turn the call over to Mr. Jim Bauer. Please proceed, sir.

>>Jim Bauer
Welcome to all of you this morning for our conference call with management. We are here together this morning to discuss the details of our definitive agreement to acquire C-COR, which was announced last evening by our PR newswire releases. Let me also note that we will also be using a series of slides during our webcast today which are also posted on both the ARRIS and C-COR websites, in the Investor Relations section.

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With us here at the ARRIS headquarters are Bob Stanzione, ARRIS Chairman and CEO; David Woodell, C-COR Chairman and CEO; Dave Potts, the ARRIS Executive Vice President and Chief Financial Officer; and Larry Margolis, Executive Vice President of Strategic Planning and Chief Counsel.
As noted in our press release, there will be a replay of the entire call available approximately two hours after the conclusion of the call. The replay of the call and the slides will be available then on our Corporate web site for the next twelve months.
But before we begin, I would like to point out that during the call we will be making or will be called upon to make forward-looking statements including statements regarding plans for future products, growth in the cable equipment market, growth in demand for high-speed access, statements regarding performance following completion of this acquisition, the ability to derive strategic benefits and the timeframe in which the acquisition is expected to close. It’s important to note that the actual results may differ materially from those suggested by these forward-looking statements.
For any further information in this regard and for specific examples of other risks that could cause actual results to differ from those forward-looking statements, please see our recent filings with the Securities and Exchange Commission.
Bob Stanzione and Dave Woodell and Dave Potts are now going to provide comments on the transaction and go through the slides that you can see on the website or through the webcast, after which we will open back up for your questions and answers. Again, let me say that in order to let as many participants ask their questions, please, as usual, limit your questions just to one and maybe a follow-up. With that, let’s turn it over to Bob Stanzione.

>>Bob Stanzione
Thanks, Jim. Good morning, everyone. Those of you that have followed ARRIS over the last several years know that we set out a five-point growth strategy about four or five years ago. One of the key elements of that growth strategy was that we intended to expand our product lines and our product portfolio through both internal development as well as through acquisitions. We were particularly interested in adding more of a video component to our product lines, and our recently announced success with our D5 Universal Edge QAM is an example of a successful launch of a video product based on internal development.
This transaction that we’re announcing this morning is a giant leap forward for us in supplementing the video component of our portfolio because C-COR is right in the middle of a major expansion of the video capability of our customers. They are delivering solutions that allow our customers to take fiber deeper into the network, that they are allowing our customers to increase bandwidth through the application of 1 GHz technology. They are delivering video-on-demand systems and software netwprl management systems, and this all fits perfectly into our growth strategy.
So if you go to slide 4, these are some details of the acquisition. Dave Potts will go into this a little bit more deeply, so let me just hit the tips of the waves. We’re requiring C-COR for $13.75 per share. It’s an approximate $730 million deal. 51% of it is in cash, 49% is in ARRIS shares.
It strengthens our position as the leading to pure-play cable solutions provider, and over the last 12 months the two companies together had over $1.2 billion of revenues. It puts us squarely into the sweet spot for rapidly growing markets for advanced video applications, bandwidth optimization — which is just crucial to our customers going forward — and then a new field that we see great opportunity in, and that is in business services. This reinforces and it complements our leadership, the ARRIS leadership, in cable telephony and high-speed data.
On chart 5, a few more details. There will be a shareholder election. Again, we can go into more detail on this if you would like, but shareholders will be offered the choice of receiving either cash or stock, subject to a [51%/cash 49%] limit. The implied value per C-COR share is $13.75. There is a collar and the key elements of the collar are that for up to a 10% stock price decline, there’s a fixed ratio in the exchange rate. For between 10% and 20%, there’s a make whole of up to 10%.

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The tax treatment is such that the ARRIS stock that’s received in the transaction is tax deferred. The pro forma ownership will be about 81% ARRIS, about 19% C-COR. We have invited C-COR to nominate one member to our Board of Directors, and they have agreed to that. We’ll be announcing who that will be in the coming months.
Of course, we have customary closing conditions including shareholder votes by both Companies as well as regulatory approvals. And, based on the current schedule, we think we will have this deal closed by January of 2008.
An important aspect of this, of course, is the accretive effect on our Company. We believe that on a non-GAAP basis excluding purchase accounting effects that Dave is going to describe in a few minutes, the deal is accretive on a non-GAAP basis right out of shoot.
The chart 6 indicates five important points that describe our rationale for this transaction. First of all, it strengthens ARRIS’ position as the leading pure-play cable solutions provider. Secondly, it expands the addressable market that we can sell into and it accelerates our video growth strategy, which is a very important element of our growth plan. It provides significant product line expansion. It diversifies revenues across our key MSO or cable industry relationships, and it enhances our financial profile through margin expansion.
The next slide, chart 7, indicates the complementary nature of the two Companies. ARRIS is the market leader in cable IP telephony. We have over a 45% market share in that business, very rapidly growing and vibrant business. We’re the number two player in Cable Modem Terminating Systems. These are the systems that are used in the network for all cable modem and Voice over IP traffic.
We have strong growth opportunities with our next generation Edge QAM which is being used for switched digital video rollouts — very important initiative on the part of the industry to provide more bandwidth-carrying capacity for services such as high-definition television. We have a world-class R&D outfit here.
C-COR is uniquely positioned to deliver unified video systems for video-on-demand, ad insertion, which is a hot item right now, and switched digital with video. They are a leading player in Access and Transport technology with over $3.5 billion of installed base around the world. They, like us, are a very technology-oriented Company and have a large number of engineers working in their organization. Together, we become a leading pure-play in cable solutions.
Now I would like to ask Dave Woodle, C-COR’s Chairman and CEO, to speak for a few moments about his vision for this transaction.

>>Dave Woodle
Well thank you, Bob. Welcome, everyone on the call. I appreciate the opportunity to go through and talk a little bit about what we see as the positive aspects of this transaction.
If we go to slide 9, we really will give an overview of the driving force of C-COR’s strategic plan. I know a number of you in the call are aware of us, but also I assume there’s a number of people that may not know that much about C-COR.
We’re a 50-year-plus Company in the cable industry. We feel we have not only grown up in the industry but helped shape it. About five years ago we put together a plan to position ourselves for what we saw was going to be a fundamental change in the way that people used broadband networks, and that change is taking place today.
Fundamentally, the change is that consumers are taking control. We know that we have gone from individual networks or individual services where you got kind of what the service provider wanted to provide you to where today, you can request what it is you want to see or how you want to communicate and what device you want to use to communicate it on. That

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changed to the consumer being in control, drove all of our thinking, all of our investments, all the products that we announced and really allowed us to position for this triple and quadruple play that we’re seeing take effect today.
So if we move to slide 10, it talks about what C-COR is doing to meet that vision of the consumer being in control. The way that we as the technologist, product providers and our customers as service providers are enabling the consumer to be in control is to move to an IP environment. I used to say in college that I was just a number; it was my Social Security number, and we were tracked by numbers. If we look today, we’re just an IP address. Wherever we go with our IP, whether it’s our Blackberry and our computer and now our phones, where we can do Voice over IP, we have become an IP address, and we can have all of the information we want to have follow us, and we can request it to come to us instead of us having to go to it.
So everything moving to IP — first it was data, of course, with the Internet and dial-up and moving to broadband. Then it was voice and talking about voice for awhile, and then all of a sudden Voice over IP, and it hit everywhere. Now it’s becoming video, and IPTV and video over IP, and that investment is in front of us. That was very key for us in where we have invested to prepare for that transition and why I think this combination is going to be so effective.
So if we look at what C-COR does, first of all, starting in the bottom with Access and Transport, we build a very effective, reliable broadband network. As Bob mentioned, we have a large installed base; we have done this for decades. Today, we have a very competitive set of products. Most of our operators and customers are moving towards lower than 100 homes per node so they can have a capacity to compete with the competition they see, which is very fiber-rich architecture.
That just causes them to require these new broadband capabilities for small node sizes. Also a lot more high-definition. We’re seeing announcements every day, in fact, that Comcast has announced at a conference recently they are going to have hundreds of high-def capabilities and offerings to compete with those satellite and the telephone operators. So that drives us to 1 GB.
Above that, we have our operational systems support tools — very key. We build the network with the infrastructure, but the OSS tools validate that it is working properly. If it isn’t, it finds the problem and identifies how to fix it quickly. Today is a different world, a world where if the consumer is in control, if the network goes down, they want it up within an hour, a half-hour, minutes, not not days. So we are used to picking up the phone and making sure it’s working. Our OSS tools are there to make that happen, our [voice assure], for instance.
Finally, on top of that, we manage the delivery of video in a consumer-controlled environment. We call it on demand. This isn’t video-on-demand only; that’s one application. This is all video being delivered on tailored, on-demand consumer-controlled environment, whether it’s advertisings, time-shifted viewing, video-on-demand, switched digital. We are using the same platform, a unified platform, to make that happen.
So in summary, that’s what we do. We build that infrastructure, we assure it works effectively with OSS tools, and we’re managing the delivery of demand-oriented, consumer-controlled video within that infrastructure. And that’s a summary of our business.
So just a quick take away as I go back to Bob. We feel this transaction is very effective across the board. First of all, we gain respect for ARRIS. I’m not sure that they’ve always got the respect in what they’ve really accomplished. If you look over the past five-plus years, they took a relatively mid-size acquisition of CMTS’s and turned that into a leading position in a very competitive marketplace with a strong CMTS capability. Then they came out looking at being leaders in voice and build a Voice over IP modem that is leading the industry again, taking that to market and grabbing that really need of the customers to provide a leading market position.
Most recently, not being in video, they built an Edge QAM, the universal Edge QAMs they have talked about, their D5, and have won lead competitive opportunity with the major operator in the world for that product.

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So we have great respect for their capability to take new products into market, and we think, acting together, these companies will be the the best for our customers, employees and shareholders as we have a very strong Company, very financially sound, good set of diverse products, but they can work together; for instance, our OSS communities, our Voice over IP.
Of course, in switched digital, our session management can manage the Edge QAM. Good for our employees because we will have a strong business and complementary product lines. So we’re going to add together these product lines. This is not a consolidation of one Company seeing their competitor in their product line. This is building a stronger Company of very complementary products.
And good for our shareholders across the board as we look to continue to grow. I think the structure of deal is very effective for people to have long-term return with good equity in the transaction, and the election capability allows people to elect their preference in how they want to participate going forward.
So with that, I would turn back to Bob.

>>Bob Stanzione
Thanks a lot, Dave, and thanks for the kind comments about our accomplishments over the past few years.
Turning now to slide 12, I want to go through a couple of the reasons why we think this is such a compelling combination. The customers that we deal with have got to, they must continually expand their network capacity because they have to deliver more high-definition services, more on-demand programming, more targeted advertising, more interactivity, we think, such as games, more carrier-grade telephony deployments and larger and faster downloads and differentiated services to small and medium businesses. That’s a pretty hefty list of things to do on a network. You see announcements of this every day. A couple weeks ago Sony announced that they are going to get into the movie download business. Amazon is doing it. It just comes in the newspapers, essentially, every day.
The combination of C-COR and ARRIS allow us to respond with solutions that help the operators deploy and manage multiple technologies. We will be offering our next-generation Cable Modem Termination Systems known as DOCSIS 3.0 switched digital video systems. I know that this jargon is strange to some of you, but it basically addresses the needs of the operators that I mentioned on the top part of the slide — things like Voice over IP and having fiber penetrate deeper into the network, closer to the consumer, so that we can get more services to the consumer faster.
Chart 13 indicates the size of the combination. As I said earlier, together over the past twelve months we had revenues of over $1.2 billion. That compares quite favorably to the smaller niche players in the industry, and it gives us the scale to compete against the bigger players.
Now, this next chart, chart 14, I think, is a very important slide. I realize it is riddled with acronyms and I hope you’ll excuse me for that. In fact, the acronyms are not that important. The point here is that by expanding our technology base we start with two Companies that have a number of very good products. ARRIS has very good products, C-COR has very good products. But when we put them together, we can integrate these products into end-to-end platform solutions, as Dave mentioned earlier. We note three examples of that — switched digital video, DOCSIS 3.0 and converged IP HFC networks.
Let me just take one of those — switched digital video. This is a technology that cable operators around the world are beginning to deploy so that they can transmit more on-demand programming and more high-definition programming over their networks in order that they can compete favorably against the telephone companies and the satellite providers.
ARRIS has a product that fits into a switched digital video network called a Universal Edge QAM. It’s the D5 that I’ve referred and Dave referred to. But the QAM is only part of the solution; it’s not the whole solution. So by integrating our D5 with C-COR’s

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[Session and Edge] resource management systems as well as their optical and RF transports products, we can offer a complete end-to-end switched digital video system.
And then to that we can add their video-on-demand and ad server technology as well as our CMTSs and EMTAs and have an operator up and running with revenue-generating services all from one source. I think that is probably the most important message of this combination and the most compelling reason for doing it.
On chart 15 you can see how our compliant product lines are as extensive as any in the industry. The competitors we’re up against day after day, both large and small, have no edge against us in terms of the breadth of their product lines.
And then chart 16 shows our global reach, our many customers around the world. I’ll just comment that C-COR and ARRIS have worked together in places around the world, and an example of that more recently is in Australia, where our teams are working together. We see a particularly bright future in Latin America. So, by combining our sales and support efforts across the world, we will be able to do a better job to secure that business.
Chart 17 describes the product in the revenue diversification that comes from this transaction. In the first circle there you can see that ARRIS has two major product lines. Next to it, C-COR three major product lines including their Access and Transport, on-demand and operation support systems. By putting these two together we have a much more balanced, diverse and stronger product portfolio. On the customer side you can see Comcast is our largest customer. Time Warner is the largest customer of C-COR. Again, by putting these two together, we have a better balance among the world’s leading operators in our industry.
Now for more of the financial detail of the deal, I would like to introduce Dave Potts.

>>Dave Potts
Thanks, Bob. Good morning, everyone. It’s a pleasure to be here this morning to be able to talk to you about this deal. I firmly believe it’s a terrific transaction, one which should provide an even better platform for the shareholders of our combined Companies.
So let me start with an overview of the sources and uses related to the deal on slide 19. As you can see, we were purchasing the outstanding shares of C-COR for $13.75 per share. Shareholders may make an election between one, $13.75 in cash or, two, 0.9642 of ARRIS shares. The election is subject to the aggregate consideration being paid in a ratio of 51% cash and 49% stock. There is a collar with respect to the stock portion if the average ARRIS trading price just prior to closing is greater than $15.69 or less than $12.83. The collar mechanism adjustment stops if ARRIS’s trading price exceeds $17.11 per share or falls below $11.41 per share.
The purchase price of the outstanding shares is approximately $730 million. Included in the C-COR share account is the anticipated conversion of C-COR’s $35 million convertible debt which is in the money. We anticipate fees and other costs associated with the deal to be about $30 million, and so the sources of funds for the deal are cash of approximately $402 million in the issuance of approximately 25 million of our shares, subject, of course, to the collar.
Let’s turn to the post-deal capital structure on slide 20. We jointly constructed the deal to provide the combined Company with robust capital structure post close. We expect to have between $275 million and $300 million of cash and cash equivalents after we close, providing significant liquidity for operations and strategic operations — opportunity, sorry.
We will have $276 million of long-term debt. This is the existing ARRIS convertible debt, which, of course, has what we believe to be excellent terms. The debt has a 2% cash interest rate, and the first call is not until 2013. Lastly and very importantly, we believe the structure provides us with meaningful access to the capital markets for strategic opportunities.

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Let’s turn to the financial profile of the combined Company on chart 21. On the chart we’ve included the sum of the ARRIS and C-COR income statements in cash from operating activities for the trailing 12 months ended June 30, 2007. Please note that this is a simple addition. It does not take into account any pro forma adjustments that will ultimately be included in the Form S4. Please also note that C-COR’s fiscal year end is June 30, where ARRIS’s is December 31.
Some key points to note — sales exceed $1.2 billion. Given the gross margin C-COR earns, the combined gross margins improved to about 30%. The complementary products provide two noteworthy advantages. First, we should be able to have the opportunity to cross sell. Second, it provides a wider breadth of products, which should shelter some of the volatility that both Companies currently face. Scale — we should be able to achieve better economies of scale as a combined Company.
Next, let me take you through some of the purchase accounting impacts we’ve identified. So let’s move to chart 22. On the chart I have outlined key purchase accounting topics that we expect to impact our future combined financials. For each of them I have given a ballpark impact on the 2008 pretax earnings and have also indicated how we will deal with them in our GAAP to non-GAAP reconciliations. I’m sure many of you have seen these impacts in other acquisitions. But to be clear, these adjustments have no economic impact on the Company at all, and it does not affect cash flow. It really relates to the purchase accounting pieces.
First, let me touch upon amortization of intangibles. As we have done in the past and many companies currently do, we will adjust for this in our non-GAAP earnings. We expect this to be in the $100 million range in 2008, but of course the ultimate valuation work is not done. Once it is, we will be able to give you a better range.
Next is deferred revenue. This one is very, very key to understand. I’ll explain this in more detail over the next few slides. The concept is this — C-COR in the normal course has deferred revenues on their books. This arises from the revenue recognition rules, in particular those related to software or SOP 97-2, in contract accounting, SOP 81-1.
At the end of June 2007 C-COR had $36 million of deferred revenue and $8 million of deferred costs on their books awaiting customer acceptance or ratable recognition. We estimate that when we apply the fair market value purchase accounting rules to the $36 million, the deferred revenue would be fair valued at approximately $5 million and the deferred cost at zero. In other words, neither Company would ever score the revenues resulting from this gap. That is what the $30 million is on the chart that I have indicated. This will not be a GAAP to non-GAAP adjustment.
Let’s move on to slide 23. So, without his background, let me put it into context as it relates to accretion and dilution. To me, the headline is that excluding the impact of the revaluation the deferred revenues will have — in other words, had we been able to score the same revenues that C-COR would have done so in the normal course of business on a non-GAAP basis, we believe that the deal would have been accretive in 2008. That is what the first row communicates.
Moving down the chart, as you’ll see in a moment, we anticipate the timing of the impact of the lost deferred revenue will be front-end loaded. So, including the impact of the deferred revenues on a non-GAAP basis, we believe the deal should be slightly accretive in the second half of 2008 and accretive in 2009. Lastly, given the sheer size of the anticipated amortization of the intangibles, the deal on a non-GAAP basis, of course, will be dilutive. In all cases we’ve included a modest amount of synergies.
So, again, there are no changes in the fundamentals of the business or cash flow. These impacts arise as a result of purchase accounting guidance.
Let’s move on to slide 24. To provide some context and clarity about the impact of deferred revenue, we have included this slide. I hope it helps; it certainly has helped us just frame the issue. Here’s what we did.
To provide some illustration, we took the June 30 deferred revenue balance of $36 million that C-COR had on their books and said, if this is what we actually have at close, what impact will it have on the first five quarters post-close? So the top line shows our estimates of the timing of revenue that C-COR would have had, stand-alone, from the $36 million at June 30.

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As I said a moment ago, much of it is front-end loaded. The bottom line is the estimate of how we would recognize the fair market value under purchase accounting of that same $36 million. Again, we estimate that the fair market value would be approximately $5 million and be primarily related to the performance of the remaining term of maintenance contracts.
As a result, we estimate that the pattern will be relatively flat or about $1 million a quarter. So, as you can see, we will face a substantial lost revenue gap as we rebuild the pipeline of deferred revenue post-close. Is also important to note that this revenue gap is very high margin.
At close we will complete a similar analysis of the actual ending deferred revenue and plan to communicate. We will continue to update the analysis until this topic is behind us. This should help investors bridge the gap between the stand-alone projection for C-COR and those of the combined Companies. I hope this helps explain the topic and the timing issue we face post-close.
So let’s change gears and touch on potential synergies on slide 25. We do expect to have some synergies. Given that we’re both public Companies, we anticipate that duplicative costs can be eliminated. We also believe that there is some overlap in functions that, over time, we will be able to rationalize.
We also believe that we should be able to benefit from cross-sale opportunities. Our estimate is that we should be able to achieve more than $10 million of annual saved synergies over time. Of course, we will face some upfront costs as we go through the integration of our (technical difficulty).
Let’s move on to slide 26.

Dave Potts
So let me end with where I began. I fundamentally believe that this deal provides our combined shareholders with a significantly improved platform. We will have an improved financial profile. We will have improved margins, diversification and economies of scale. We will open with a robust capital structure and a further access to the capital markets for strategic opportunities. Again, I’m very excited by the joint opportunities our Companies have in front of us and I’m honored to be part of the management team. With that, let me turn it back over to Bob.

Bob Stanzione
Thanks, Dave; I appreciate that. So let me go to chart 28 and talk about our plans to make this a successful integration. Obviously the objective here is to enter this gaining momentum not losing momentum. And I want to point out that both the ARRIS and the C-COR management teams have significant experience in integrating acquisitions. We are going to appoint Jim Lakin who many of you know and have heard on these calls in the past, as Chief Integration Officer for this process. Jim helped us put Antech and ARRIS together years ago along with Dave and Larry. So I think we’ve got a great leader to put the two Companies together.
We are merging two great teams. We have got over 2000 employees worldwide. 850 of those are world-class engineers with complementary skills. I think that will — bodes well for the future. We will have a combined world-class sales force with enhanced customer coverage and reach. The new ARRIS will have an enhanced global footprint that goes across the world. So with, that I would like to end with the slide that I used at the beginning as to the reasons for this and open for the question period, Jim.

Jim Bauer
Okay, thank you Bob. And Dan, maybe you could come back online and just share with the participants how they can start asking questions.

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Q U E S T I O N S  A N D  A N S W E R S
Operator
(OPERATOR INSTRUCTIONS). Ehud Gelblum from JPMorgan.

Ehud Gelblum
A couple of questions if I could. First of all if we could just talk a little bit about the synergies. When you were doing — Dave, when you were doing your analysis for the deal to be accretive — I understand the deferred revenue issue that you’re coming up with. You did say that modest synergies were thrown into your analysis in all the periods. Was that the $10 million or the greater than $10 million that you talked about at the end? And how did (multiple speakers) arrive at that.

Dave Potts
So they are going to build over time. Obviously in the first couple of quarters we’re going to have startup costs but we will start to, we think, get to meaningful synergies in three and four quarters out.

Ehud Gelblum
So your analysis is accretive in the second half of 2008 and in 2009 was $2.5 million a quarter already in those periods?

Dave Potts
There is not exact amounts but that is the reasonable range.

Ehud Gelblum
Okay, how did you arrive at that and feel comfortable with that? Is that basically 10% of the OpEx that C-COR has right now or is there some revenue synergies in there as well?

Dave Potts
Well if you go through obviously they are both public Companies and we have again I think some overlap in terms of functions and indeed in public company cost. And then I think we do have cross-sell opportunities. We probably need more work in just trying to quantify those things but you [just again in wallowing] in the detail that has to be there.

Bob Stanzione
I will add that Dave Potts, Dave Woodle, myself have gone through this in quite some detail. I think the $10 million per year of synergy is certainly achievable and I think as Dave points out it should be more than that. But at this point that is the number we are projecting. We will keep you posted. I think there’s reason for optimism that there could be more.

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Ehud Gelblum
I would probably agree with that. I’m just trying to understand the pieces so when and if it is more I’m trying to understand if it comes more from the revenue side and this is more on the OpEx.

Bob Stanzione
No, this is all on OpEx. Good point. What again — we pointed out that there should be revenue synergies here, but we have not built those into the analysis.

Ehud Gelblum
It sounded from this that it may be both in there. Okay, so that is just the OpEx side and if there are any revenue synergies they would come later.

Dave Potts
Yes, so let me first try to put more flavor around it. Ad we get to the non-GAAP basis excluding the deferred revenue which is an issue obviously that we have to face, as we get into the second half of six months out there, really with very limited synergies we should be able to see the thing be accretive and then post that become accretive. We will have synergies indeed from cross-sell opportunities. We put little reliance on those at the moment but the $10 million from a cost side, we believe, should be there.

Ehud Gelblum
Okay, I totally appreciate that. If we could move a little bit into growth, both Companies sort of growing in the high-single digits going forward. Is that kind of how you base your math, you expect the combined entity to be able to push back into the 10% plus range for revenue growth?

Bob Stanzione
Well, if I understand the question, what we did in our analysis I think was conservative in terms of growth rates of both Companies. We are facing what I think is a great market opportunity over the next two or three years and beyond as the industry employs more capacity for these ever-growing number of on-demand and high-definition services as well as high-speed data services. So I think that the projections that we’re using are indeed conservative.

Ehud Gelblum
Okay. Great. And then finally as you look in terms of additional acquisitions, Bob, in the future with this you first went for Tandberg, now you’re at C-COR. Is this what you wanted and therefore you’re sort of done, or do have in your mind some more grander strategic plan to roll up perhaps some other cable companies and continue this strategy every couple of years or so?

Bob Stanzione
Well, we have certainly got our hands full. We have certainly got our hands full for the next few months and that is obvious. We have got a lot of work to do. But I would not rule anything out beyond that period of time.

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P R E L I M I N A R Y      T R A N S C R I P T
Operator
Jason Ader from Thomas Weisel Partners.

Bob Stanzione
They always do that to you, Jason.

Jason Ader
I know. Seriously. All right well, I guess I’m trying to think about your thought process here in this merger. I definitely see the strategic logic in terms of product diversity and scale economies. I guess what I’m trying to figure out is what was your thought process in looking at being a consolidator within cable — specifically domestic cable, because both — as a combined entity you will be 75, 80% US versus looking out as you talked about in your Tandberg conference call add additional growth opportunities in other markets like Telco and satellite.
So I guess — you know, we had the conference call in Tandberg. You talked about all the great reasons you were doing Tandberg. And now you’re talking about the great reasons why you’re doing C-COR, and they’re kind of different. So I wanted to just — if you could walk us through the thought process how you compare the strategic logic of something like a Tandberg versus something like a C-COR? And did you just ultimately decide we just need to stick to our [knitting] and just be a cable guy?

Bob Stanzione
Well, a lot of our thinking of course is shaped by the reality in the marketplace. When we saw the opportunity with Tandberg it clearly was a much bigger deal then this one in terms of its transaction size. It was well over $1 billion I believe. And it was more like a two-step or a three-step down the road on our growth strategy; so just clearly a much bigger step.
But within that our first step was intended to be to have more products in our portfolio especially in the video category. So I think you just have to face the reality when a deal like that falls apart because someone else bids much higher and put together a strategy that fits the reality of the marketplace.
So it had to do with what was available and not to say that this was on the rebound or anything but this was exactly what we were looking to do. We were looking to expand our portfolio. We have always said that our greatest strength is in the cable industry and that our focus in the industry is what has allowed us to compete successfully against the larger companies that are more diversified in terms of the markets that they serve.

Jason Ader
Okay. That makes sense. And then just a follow-up on the previous question, maybe Dave Potts, you can address this. I think the First Call estimates for C-COR next year are somewhere in the high-single-digits growth rate. Is that ballpark what you were assuming here?

Dave Potts
Yes, that is ballpark what we were assuming.

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P R E L I M I N A R Y      T R A N S C R I P T
Operator
Glen Anderson from CIBC World Markets.

Glen Anderson
Congratulations on the deal. I think it makes a lot of sense for both Companies. Question really more for the C-COR team with respect to the acquisition price — this stock was a $15 stock just a couple of months ago, and outside of the lighter outlook for the coming quarter, business fundamentals seemed to be, relatively speaking, unchanged. What is the logic behind $13.75 buyout price in that context? What has changed in the business outlook that would make this a sensible price to sell the Company at?

>>Unidentified Company Representative
Yes, nothing has really changed in our outlook from being an individual Company. I mean, the market overall in terms of valuations of the Companies have changed. But our outlook for C-COR was always to build a broader set of product platform and capabilities. We have done that through 14 acquisitions on our own. And knowing where our large customers are going and wanting a whole list of products for voice, video and data — that is what this gives us with the strong data and voice, of course, of ARRIS and the video capability we are bringing in.
So all of that says it is a good opportunity for us to be able to meet the objectives we have laid out. Your question came back to the valuation. If you look at when we were a $15 stock and you look at where ARRIS was at that time, it was that market valuations at that time were proportional. In fact if you really sit down and do that comparison at this exchange ratio you will find out that we’re actually — we would have been valued higher if this deal had been done prior to that and everything was equal to equal on the stock exchange ratio side of it.
So that is really — if you track that through — over the years both Companies have traded in concert in terms of going up and down with the market and based on what is happening across our segment. And you look at the valuation here — again, if we had done that back at that time when we were at that price we would have got similar kind of items and exchange ratios. In fact, if you run the numbers, as I said, it would have been higher — our stock price then compared to where ARRIS was at that that time.

Glen Anderson
All right; well great. Congratulations on the deal.

Operator
Brian Coyne from Friedman Billings Ramsey.

Brian Coyne
Congratulations, everyone. David, could you please give us a bit of an update on coming from the last question how you view your positioning for on-demand opportunities broadly but maybe perhaps also speak specifically toward switch digital video at Comcast and elsewhere? And then sort of to follow on that, Bob, since this is obviously important to the business that you’re buying here, and it is a new business to ARRIS, how do you think that you can really help keep an incentivized — the key employees to make that business happen? Thanks.

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P R E L I M I N A R Y      T R A N S C R I P T
Dave Potts
Yes, first in the on-demand I mean, we remain very positive in what is happening as we have transitioned video to consumer control. I mean the same (inaudible) but we’re seeing it and that is across the board. If you go back and look at the Merrill Lynch conference that Brian Roberts did I think it was two weeks ago where they were announcing what they are doing going forward in terms of the number of demand-oriented views they are seeing and the amount of HD content they are offering, that in moving forward, that drives — it is [clear] crosses the industry.
It drives all the capacity constraints that need to be invested in. Like — so now I need to add switched digital. And then the second big thing is all of our customers are talking about advertising, making it more targeted and interactive. So for us on-demand, more content in the BOD arena, more general streams which forces you to go to switch, more targeted advertising that forces a rebuild of the targeted advertising infrastructure. All was what we saw coming and are now coming to completion.
So we feel very good with that. In terms of switched digital, we continue to be bullish. We have multiple trials out there. When our customers such as Comcast make announcements of what they are doing we will talk about individual customers, but we will follow through when they decide how to go public with it. But I will just say in general we feel very good with that.
This actual situation — a little bit of your question for Bob, that how do we support here? They feel very good with the fact that they have this qualified Edge QAM and a big part of switched digital is managing that. And by putting those together it gives us a capability that really makes sure that that is effective.

Bob Stanzione
Okay and then the part of your question about the employees. When we look at these deals and the possibility of doing them we always look at three things — Does the strategy align? Does the deal — do the deal economics makes sense and do the cultures align? And the culture is a very important element of it. But — and so I would just say that these are two Companies where the employees actually know one another.
I have known Dave for nine years and a lot of the management team of both Companies are well-acquainted with one another and our cultures, I’m confident, will mesh very well. I will add to that, that when ARRIS acquired its joint venture partner from Nortel several years ago the employee retention was phenomenal. And so was it in the case of our acquisition of [Caden], where our retention was just superb. So I think we will not have a problem with that. I know that a lot of employees of both Companies will wonder well what does this mean to me? And we will be acting very, very quickly to answer those questions for them.

Brian Coyne
Okay, thanks. That is very helpful.

Operator
Eric Buck from Brean Murray.

>>Eric Buck
To things just quickly on — Dave Potts, what are you assuming in terms of the tax rate on the C-COR portion of the earnings they have been paying or reporting much lower tax rates than you have —?

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P R E L I M I N A R Y      T R A N S C R I P T
Dave Potts
Excellent question, Eric. So the C-COR by itself would be probably going through similar things we went through at the end of last year whereas they will, on a stand-alone basis, they probably transition out of being in a position of accumulative loss of moving into where they would actually have to start to record income taxes indigenously in their P&L and reverse valuation allowances and deferred tax assets that they have.
So we anticipate that because as we move into the combined Company we would believe we would have to [score] a normal tax rate which we would put at about 34%. I will say that they also have NOLs that we think we can get it which you won find in the P&L but from a cash perspective we will be able to get at some NOLs which they still have a trail on, which is obviously good from a cash flow perspective.

Brian Coyne
So I think they were anticipating 34% rate to kick in about mid — I guess the beginning of calendar 2008 — so that —

Dave Potts
Actually that will work out because from the get go we would be recording the full tax rates from a P&L perspective.

>>Eric Buck
Okay and then for Bob, five years ago you sold your transmission business to Scientific-Atlanta for less than a one time sales and I guess the thought at that time was not a good growth area going forward. That is about 75% of what C-COR is doing these days. So what has changed your view in terms of the strategic nature of that marketplace? It looks like you’re paying about 2.25 times net of the cash for those assets. So what makes them worth so much more now than what you sold yours for five years ago?

Bob Stanzione
Sure. Five years ago we were at the tail end of a major rebuild cycle. And in fact, all of the transmission businesses existing at that time were going through a tremendous decline in business. We were about a fifth marketshare. In fact if you recall Eric, as I’m sure you do, the rationale, as we described it, for selling that business to Scientific-Atlanta at the time was that our marketshare was so small and the market was declining so fast at that time, and frankly we needed the cash because we had notes coming due at that time and we wanted to buy ARRIS out of Nortel.
So we felt like it was an appropriate thing to do. What has changed now is that I think we’re at the beginning of a new spending cycle in the access business, and we’re buying a Company that is preeminent in its field. I have known the C-COR brand since I worked at AT&T in the early 1990s. And we were surveying the field of RF amplifier suppliers at the time and they were at the top in terms of the quality and reliability of their designs.
And so what I feel now is that we’re getting a preeminent player. I think that fiber is going to penetrate more deeply into the network over the next several years as nodes get split. And I think we’re at the beginning of a robust spending cycle.

Operator
[Nikos Theodopolous].

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P R E L I M I N A R Y     T R A N S C R I P T
Nikos Theodopolous
I had a couple of quick questions. On the deferred revenue that is not going to get recognized due to the accounting rules, is that revenue a similar margin profile as C-COR’s overall business or are there — is it higher or lower? Can you comment on that?

>>Unidentified Company Representative
It’s richer, Nikos. So because it is mostly software in the service pieces it will be richer. So if you are to just take as a proxy if you like — they have got $36 million of deferred revenue and $8 million of deferred cost so that would imply about an 80% margin on that.

Bob Stanzione
And if you think of it, what it is, is that there is boxes that have been shipped and licenses that have been shipped to customers that they either have not got customer acceptance on or that they actually have to take that ratably over the contract life. And so from our perspective to the extent that stuff is being shipped out the door, we will not get any of that. All we’re going to get is just the maintenance contract piece. And what the accounting rules make you do is look at how much you think it is going to cost you to provide and put a small markup on that.

Nikos Theodosopoulos
Okay and so basically assuming you would expect that this would wind down within the year of when the deal closes —?

Dave Potts
Perhaps a bit longer. Again, if you look at that one chart where I tried to show the tail, it really will depend upon the actual profile at close. But just using as a proxy, if you like, what they had at June 30, 60, 70% of the impact was in the first two quarters and then winds down from there. But again I will tell you the real numbers when we get to close. All I can do is tell you what they have at this stage.

Nikos Theodosopoulos
Okay. All right. Just a couple of other ones. On the rationale once again, you’re buying a Company that does have a strong position and you get scale, but it is a pretty high exposure to the Access and Transport area. If you look at some of the other companies that were public, and there are not that many out there in the cable space, it seems like in this — the acquisition here gives you a better chance of the deal being accretive and does give you exposure to some of that higher growth areas where some of the other companies would have made the deal dilutive but given you a higher percentage of business in these newer growth areas.
Was that the rationale here in terms of looking at what was available and making a balance between the accretion and say, well given your sales force and your customer contacts you can grow these strategic areas faster and why pay up for them when you can do that on your own? Was that some of the thought process? I was just curious how you came up with your decision to move forward here.

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P R E L I M I N A R Y     T R A N S C R I P T
Bob Stanzione
Well, it is always multiple factors that come into play on these things including the willingness of others to partner and the matchup of the cultures. And as I mentioned earlier, Dave and I have actually toyed with the issue of having our Companies go together for a number of years, and for various reasons.
We’re not — we did not do that. I think that C-COR represents just a world-class organization, and I think it has in front of it —what David has done over the past three or four years in his Company has put into place a number of elements that are going to expose it to very high-growth opportunities. As I mentioned in the previous question, Nikos, the opportunity that C-COR products will play all prominent role in this fiber-deeper architecture.
As you know, the nodes in the cable industry are going to have to be made smaller and that will require a lot of C-COR type optical and RF equipment to do. It is just going to have to happen because of the increase in traffic that high-definition just by itself represents. Yes, there were other opportunities out there, but again the alignment of the strategy in the culture and the deal economics just made a lot of sense to do this one now.

Nikos Theodosopoulos
Okay, and just one last question — any customer feedback at this point that you can share?

Bob Stanzione
I have gotten a number of e-mails from customers and they are all very positive about this.

Nikos Theodosopoulos
Great. Good luck.

Operator
[Alan Davis] from D.A. Davidson.

Alan Davis
Just a couple of quick ones here, guys. What is the breakup fee and then can you give us a quick timeline of when these talks became serious and if there were any other bidders?

Dave Potts
The breakup fee was $22.5 million, I guess the talks being serious. Well we have been on and off but really in the last few weeks or so is when they really, really became serious.

Alan Davis
Okay. And then any other bidders in this? And lastly, is any product crossover other than, I guess, Edge QAM products?

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P R E L I M I N A R Y    T R A N S C R I P T
Bob Stanzione
I can add to product crossover. You know Edge QAM — we both have an Edge QAM but our session management to manage Edge QAM is the front one. But if you step back and look at all of our operational system support tools, they really do manage IP traffic whether it is voice or data, and the integration of that which we have done with a number of players will be much more effective as one organization. So I think that ROSS directly tying in is another major area in terms of product synergy.

Dave Potts
And just let me comment on one other thing. Obviously you talked about timeline, that is a good segue obviously between now and when we actually close this thing in January we still have a business to run. And I suspect there’s a lots of folks on the call that they are just wondering how business is going, and in particular how this quarter is going.
So in general, demand is pretty good and we’re doing pretty well. We’re still a week away from the end of the quarter so it is difficult to really give definitive answers. But I would say that we continue to receive orders, in fact, some significant ones over the past two days. And from a revenue perspective we believe that we will be within the guidance range we gave a few months ago. So that being said, obviously we don’t see any surprises in that piece.
Earnings is a little bit more difficult. As you can appreciate we will not really know the answer on earnings until the end of the quarter, in fact a few days after it, as we close the books. But I would say this point that our non-GAAP earnings could fall at the lower end of the guidance we have or even potentially a penny or two light. But let me emphasize that we still have lots of business to transact between now and the end of the quarter and those results could be better. But we still have a business to run as we obviously get to the close in this deal.

Operator
Anton Wahlman from Think Equity.

Anton Wahlman
I have a clarifying question on the transaction structure. I’m possibly a little bit dense here this early this morning. In terms of the election between cash and shares and then just subject to 51% cash, 49% stock proration, could you clarify a little bit? I mean if there is a election and a choice and then what does it really mean that it is subject to —? (multiple speakers)

Bob Stanzione
I will try to [add] on and Larry can kick in as well. But the idea is that 51% of the transaction will be in the form of cash and 49% is in the form of stock. So we want to give the shareholders the ability to either all cash or stock up to those limitations. So if everybody wants cash obviously it is not going to work and it will be prorated down. So [it’s that] 51% of the 49% relationship holds true.

Anton Wahlman
Okay and how do you make that — I mean in terms of deciding on which shareholders end up getting the cash if it is everybody — is the sort of asking for it — I mean what is the criteria?

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P R E L I M I N A R Y     T R A N S C R I P T
Dave Potts
It is pro rata.

Bob Stanzione
Well what we try to do is give — to the extent people make a preference, make an election, we will try to honor that the election if the deal is structured at 51% cash, 49% stock. If more than 51% of the stockholders want cash they will end up getting prorated back to some amount of stock as well as well as the cash they would otherwise receive.

Anton Wahlman
Okay, thank you.

Bob Stanzione
Again it is a conscious decision, back to the strategy piece. It is a conscious decision to let the shareholders of the Company enjoy what we believe is an excellent opportunity. And it’s also a conscious decision to have a very robust capital structure as we exit this deal. I mean we will have all upwards of $300 million of cash, a piece of debt that does not have any maturity until 2013 and a 2% interest rate. And we will have meaningful access to the capital market. So I think it is just a superb transaction for everybody; I really do.

Larry Margolis
And so, Anton, I will add to that to what was just said. I think this election is what we’re doing for our shareholders. The point is, if someone wants all stock, and it is 60/40, they may only get 90% of what they want in stock instead of all stock. But it is every better than just everyone getting the same. We allow a preference election and it is has been done a number of times and there’s customary practices for it and we figured to use it in this deal.

Anton Wahlman
But here my fundamental question is, if you have already determined that the ratio is 61% cash, 49% stock, what is the election about? I mean it seems to me like —?

Dave Potts
Just to clarify, let’s say, let’s have an example of where you as an individual had 10,000 shares and you wanted all stock and everyone else asked for all-cash. I mean we’re going to have to give the other people stock but you are going to get all stock. You know, the point is that with the election, in preference we’re going to honor what people want the best that can be done. ARRIS will honor that, but it will be prorated to get to the end. So it will not be that everyone gets a standard. The preference will influence what they get.
In the ideal world which of course won’t happen, 49% of the people would say they want all stock, 51% would say they want all cash and there would be no adjustments and you would get all stock or all cash. But — it has been done. There is a lot of precedence examples and our guidance is that typically it comes down to some balance in between there, and people really are able to get towards their preference with some adjustment. But they either lean to mostly cash, if that is what they wanted or mostly stock, if that is what they wanted.

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P R E L I M I N A R Y     T R A N S C R I P T
Operator
Simon Leopold from Morgan Keegan.

Simon Leopold
Two things. One, I wanted to clarify, are there any key employee agreements that are — need to be in place and are in place with this merger?

Bob Stanzione
There are agreements that will carry over from C-COR agreements. We’re very pleased with the response we have gotten from the key players.

Simon Leopold
Okay and then I certainly understand why you’re not giving revenue synergy in this model which does make sense to me. But what I would like you to speak to, is strategically how you see revenue synergies playing out over time? What I’m looking for is by example with certain types of solutions like switched digital video you might drive revenue synergy by bundling products. Or if we should think about it in terms of customer approach where we see for example, C-COR stronger at Time Warner as a percentage — does this mean maybe that the ARRIS products do more business in Time Warner and by converse Liberty Global, stronger for ARRIS than C-COR? If you could speak to those.

Bob Stanzione
As I did mention and I will ask Dave Woodle to help me on this one, to put some good examples in front of you. But let’s kind of move away from the US for a moment and think about the opportunities in other countries. For example, you have heard me talk about the opportunity in Latin America quite a bit. There is a building cable industry in Latin America being consolidated by Telmex and ARRIS has enjoyed some early success in that market. By being able to go down there with a fuller suite of products I think we just become a more significant player in that market. I think our stature as a vendor rises considerably and I think that we will get more business together than we would otherwise get individually.
Another example is in Asia and Australia particularly, there are opportunities where we have already worked together. But we were two different Companies pursuing an opportunistic venture down there and now we’re one Company. So I think there are a number of these examples. And switched digital video — it is more of a technology combination or a technology bundle. Dave, do you have other thoughts?

>>Dave Potts
Yes, I mean I think you are right. You are pointing out two possibilities and they are both the case very clearly. We have certain strength and certain customers and relationships and history that will allow us to bring to them product offerings because of relationships that just for whatever reason the other Company did not. And it is more than just Comcast and Time Warner. Those are key examples but I think outside the US that Bob talked are very key in a number of countries and gives us more reach. I think Bob’s plan has been outside the US to really leverage the combination of both capabilities because we both know we have to have more stretch — you know more capability to the street — to stretch outside the US and really build upon that.

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P R E L I M I N A R Y      T R A N S C R I P T
So definitely product cross sale, but in the technology area I can come at it from our side, first is our infrastructure for the network. I mean ARRIS does enjoy good capability for distributing a number of network elements, and we have network infrastructure putting that capability to do that distribution of those products on both sides is very effective. Today when you split a node, you split a node, you buy more of our transmitters, nodes and receivers. You also have to add capacity to your CMTS. And because that is why you’re doing it.
So when we know there is going to be node splits and we have one company that is going after that capability we can bring both those product offerings to the right party and you don’t find out from one of the other, I did not know they were doing that. We find out because if CMTS is in there and doing a node split it gives us the capability to bring the nodes. If we’re near going to the node split, and we dont have the CMTS we can bring in the CMTS.
So that is on the equipment side. On the OSS, I had mentioned earlier and I don’t want to take up all the time, but boy, we just see how positive this is across the board. We’re trying to validate the performance of IP over the network. And today our customers are looking at us to do what is called a house check. It is a birth certificate that when that voice modem is put in that we validate everything is up to snuff, that saves additional truck rolls. We can save millions and millions of dollars and improve reliability.
And today, quite honestly, our product is worked to a certain period of performance but we really need to get something built into the modems and get a good tight correlation there. This is an example that can really happen on the voice [ravs] and OSS, let alone all the other areas and what has to happen on video, moving forward. And of course the on-demand is the switch and every thing we’ve talked about. Add insertion routing — everything will move to IP and having video over CMTS and so that will be key.

Simon Leopold
Great, thanks. Just as sort of quick paraphrase to make sure I’m grasping what you are saying, we can sort of step back and say that the odds of winning any specific deal are somewhat improved by the combined entity?

Dave Potts
Yes. I feel that way because of us a, knowing more about what is happening on both sides and b, the combination of the technologies.

Operator
Greg Mesniaeff from Needham & Co.

Greg Mesniaeff
Thank you and congratulations on the deal. Most of my questions have been answered but I do have one I want to throw at you, Bob, and Dave, if you want to answer it is well obviously. As the products and the business segments get integrated, how you do you see, Bob, taking C-COR’s software OSS business and perhaps turning it into more of a revenue and — a product that is more directly involved in generating revenues for an MSO and changing the perception that it is a great product but not one that is absolutely essential for a customer to have?

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P R E L I M I N A R Y     T R A N S C R I P T
Bob Stanzione
Well I think actually Dave is more qualified to answer that right now since he has been more deeply involved. To me, that software business that is in the OSS arena in particular is something that the industry needs very badly. I think the biggest competitor of course is the industry itself, who thinks it can develop or has in the past tried to develop its own operations support system.
But I think it is a wonderful pure software business opportunity. And as the networks become more and more complex the operators need tools to make their job easier otherwise they are just going to get swamped with customers complaints and they won’t be able to resolve those complaints because they won’t be able to pinpoint the problems in the network. QOS also was an important element of that and could segue into what Dave might say here.

Dave Potts
Yes, because I think the questions is valid. What can ARRIS do to bring that awareness to our customers better? And I think one of the challenges we have had is we built the network infrastructure so we could find where a node failed or something else, but we’re working — when we get into voice and other areas we are not working with always the right people in the customer shop.
Just the opposite is true for ARRIS. When they put a voice modem in and that customer calls and says, my phone is not working. What is wrong? And they roll truck and they say hey, you’re modem failed, I can guess — I will lead Bob answer — but I assume there is a lot of times where there is nothing wrong with the modem. It was in-house wiring and it was other situations. And the customers are saying, I’m doing all this to find these problems and finding out that if I had just known it I would not have rolled the truck, or I would have been able to fix it remotely.
And I think that by being in those businesses, they can say, here is a solution that will save you a lot of that extra cost you have because they’re talking to the right people that are installing and using the voice products and that relationship exists. And when we go in and say, we want to talk to people rolling out Voice over IP, they say, well you don’t really have any products for us. Yes, we’ve got the software — well, they don’t see it that way but they have to have a modem to do it.
So I think that’s an example of where it can become more relevant, because it is the relationships down inside the organizations that people are really doing the high-speed data like DOCSIS 3.0 and the Voice over IP that now can demonstrate that here is an OSS tool and — that is how it will work.

Greg Mesniaeff
Thank you. That is good clarification.

Operator
Ray Archibold from Kauffman Brothers.

Ray Archibold
Again, most of my questions have likewise been answered. I guess one is I didn’t hear — there was an earlier question about whether C-COR had been — had reached out to others or if there was other people and other companies interested. So maybe you can just follow-up on that. And then second, I think, Bob, when you went through some of the strategic rationale for the deal you talked about revenue opportunities which we have been discussing here, but also you mentioned business services.

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P R E L I M I N A R Y     T R A N S C R I P T
So I was wondering if you could give us a little bit more clarity in terms of how you do envision that panning out as the two Companies are brought together?
Bob Stanzione
(inaudible) on your part one, I will just say that C-COR did a thorough exploration of strategic options. I have talked to a number of people. Of course, anything we did was under confidentiality and we cannot really talk about anything there. But we feel we did a full exploration of opportunities and felt this was the best.
On the business services as you know we have been discussing for quite some time be the ARRIS part of that which again is part of a solution. We — providing the multiline EMTAs and the CMTSs that are being used for the deployment of voice and data services to small businesses. We have also offered T1 modems.
But one of the key ingredients of business application is that the reliability requirements are extremely high. Network reliability, quality of service becomes crucial to the operators ability to win that business against their competition. And the service assurance and operations support system software technology that C-COR brings to the table can become a very key element of a more complete platform offer to the customers.

Operator
John Anthony from Cowen & Co.

John Anthony
I hate to ask this question because I know you did not really hold this call to discuss current quarter trends but it seems you made a comment a little while ago —and I apologize if this was in the release — about current quarter guidance. Can you just repeat what you said?

Bob Stanzione
We said that with respect to revenues that we believe that we’re in the range. But with respect to the non-GAAP earnings that we’re at the bottom end of the range or perhaps a penny or two light.

John Anthony
And can you just discuss a little bit why that might be? What the forces were behind that? And then can you also comment on how C-COR is trending as well?

Dave Potts
Well I think on our side first of all the quarter is not over yet. So I just want to emphasize that. We just thought that a call this soon before the end of the quarter — it would be inappropriate for us not to comment on how the quarter is going.
As Dave said, the sales coming in pretty strong and the earnings a little bit light perhaps would be a mix item. We sold a lot of our supplies and CPE products this quarter, and the mix has gone a bit against us so far in the quarter. We will see what happens. We just got a fairly large amount of CMTS orders in that we’re trying to fill between now and the end of the quarter. So what —I would like to emphasize this is not a pre-announcement but it is kind of an update towards the end of the quarter.

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P R E L I M I N A R Y     T R A N S C R I P T
Dave Potts
From C-COR’s perspective, again, like they said the quarter has not ended but we do have any reason to change the guidance that we gave.

Operator
Jason Ader from Thomas Weisel Partners.

Jason Ader
I just wanted to follow-up also on the current quarter update. There has been some cautious comments recently out of both Time Warner and Comcast, not terribly cautious but I think incrementally cautious, on RGU growth, specifically broadband. We talked a little bit about video. It seems like competition is catching up a little bit. And certainly there is a fear that operators could tighten their CapEx belts and certainly seeing that in the stock performance of guys like ARRIS and C-COR.
And now we hear that you’re coming in kind of a little bit lights on EPS for the quarter. So could you maybe give us some reassurance, give some investors reassurance that you don’t believe that this is sort of the beginning of a trend? Because I think certainly we have seen this before where the operators tighten their belts and squeeze the equipment suppliers.

Bob Stanzione
Right. So I absolutely, definitely don’t think it is the beginning of a trend. I believe that over a period of several months we are going to see RGU adds continue to grow. My recent discussion — just recently as several days ago in New York during the [Cates] Week in New York I had a an opportunity to talk to a number of the operators and executives at those companies. There are very bullish for example on Voice over IP adds for the next period of time.
What we do see, every year about this time — well, most every year I have to say, because occasionally we get surprises — is that as the annual budgets are exhausted, the operators begin to tighten their belts because the regions and the divisions are under very strict budget control. And as everybody knows that in the first half of 2007 the operators especially the major operators, bought enormous dollar volumes of set-top boxes to get in before the FCC deadline. You are familiar with that I know. So I’m not alarmed whatsoever for the medium to long-term but I do see that typically about this time of year the budgets start to get tightened a bit.

Jason Ader
Okay so does that mean you are maybe incrementally a little more cautious on budgets? I guess — what do we take away from that near-term?

Bob Stanzione
I think that is fair to say near-term, weeks out. I think that until the post-2008 budgets are released to the operators we could see the normal seasonality that we see in this business. But by no means am I intending to message that we think that RGU growth is going to slow down. At least that is our view of it.

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P R E L I M I N A R Y     T R A N S C R I P T
Jason Ader
Okay, I mean I guess it seems the operators were saying that RGU growth at least I think they were * all little bit more cautious based on what I have heard. Maybe it is not going to slow down dramatically but maybe it is not exactly hosting posting the upside surprises bit it has been posting. *

Bob Stanzione
Let me just — I don’t know about the set-top business. As you know we do not participate in that. But we participate in Voice over IP and we participate in high-speed data. In Voice over IP, I will repeat it, I don’t see a slow down there. In fact just the opposite based on the comments on hearing. And that is my view — my insights view of what is going on in the industry. On high-speed data there is more to the need for additional capacity then just the number of subscribers that are being added. And this is a really important point. It is on like bit DSL business and that regard. Because filed sizes are getting bigger, and because of the longer session late length, the operators are having to split nodes which is why C-COR has an opportunity to prosper as a result of this phenomenon. And by more CMTS equipment simply to provide additional traffic carrying capacity for the customers that they already have. So our CMTS business again over — and I’m not talking about weeks now I’m talking about months out in years out — stand to benefit from that trend. As I said earlier ample TV, Sony, Amazon, *, I mean swing box there are more so many examples of new services being launched that require more network capacity that are going to drive the growth of the network equipment.

Operator
Chesapeake partners.

Bryan Long
I had a question related to be * and that is on the up 20% what happens above of 20%? Is there a termination point?

Bob Stanzione
Larry, will you do that?

Larry Margolis
On the up 20% you get a fixed exchange ratio. It just stops.

Bryan Long
So (multiple speakers) exchange value of 202 of the 1711, I mean between 1569 and 1711 you get fixed value and above 1711 it is a fixed ratio?

Larry Margolis
And that is right.

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P R E L I M I N A R Y     T R A N S C R I P T
Bryan Long
Okay, and there is no termination. What is the fixed ratio above 1711?

Larry Margolis
Above 1711 you would effectively if everybody got prorated down you would be getting $7.00 in cash and something like .4339 shares.

Bryan Long
Okay.

Larry Margolis
On the upside varies the Collar just fixes to cut on the downside the Collar fixes what either that they 20% level, but there is a termination option for either party below the 20% level.

Bryan Long
‘s. And that is $11.41?

Larry Margolis
$11.41.

Bryan Long
Okay. Thank you very much.

Bob Stanzione
Well we know we have run over our scheduled time on this call, so we will take one more call and wrap it up.

Operator
Jefferies & Co.

Andy Baker
It is a question for Dave Woodle. I looked sort of the sale side price targets on C-COR, they tend to hovered in the range of $16 a share. Obviously a know the market on the sale side things are very different. But I was wondering if you had spoken to any of your shareholders about this yet and have a sense just there a supportive of a transaction maybe well below where the stock has been an where the sale side things it should be? And I’m fully aware of the fact that the whole market is just sort of having slight valuation readjustment.

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P R E L I M I N A R Y     T R A N S C R I P T
>>Unidentified Company Representative
Right, so I cannot — I don’t have any specific comments in fact in terms of other people making a comment on it. I will say that if you look at our industry and you look at the companies, if you look at the sale side average price of ARRIS and you look at our targets and their targets and you run it against the exchange ratio’s we have I think you will find out that the target for us in the new environment would be beneficial to shareholders. If you see what I’m saying, right. There is targets there and targets that ARRIS has with a lot of the same analysts. So and then you take and start running it through, that I think that it is beneficial. So the real point is, ARRIS had a potential that people thought they could get to. We had a potential people thought they could get to. We firmly believe that join late we can raise the probability of achieving those targets and raise the probability of exceeding those as a joint company to go and if you look at our prorated part of that moving forward compared to their targets it is very positive also.

Andy Baker
Fair enough. Thank you.

Bob Stanzione
This concludes the call. Any other comments, Dan, for participant’s?

Operator

Jim Bauer
All right, I would like to find everyone for being on this morning and I look forward to communing with you communicating with you again often as we go through this transition. Our next schedule called will be around the third week of October what we have our normal quarterly call. So thank you all for being with us this morning.

Operator
Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day.

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